December 3, 2008

Mail Stop 6010

Joseph A. Turek
President and Chairman
M-Wave, Inc.
1300 Norwood Ave.
Itasca, IL 60143

> **Re: M-Wave, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 26, 2008**
> **File No. 000-19944**

Dear Mr. Turek:

    We have completed our review of your Preliminary Proxy Statement and have no further comments at this time. If you have any questions, please contact Geoffrey D. Kruczek at (202) 551-3641

                              Sincerely,

                              Mary Beth Breslin
                              Senior Attorney

cc (via fax): David Selengut—Ellenoff Grossman & Schole LLP